UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER:	001-41487
	CUSIP NUMBER:	42371L106
NOTIFICATION OF LATE FILING

(Check One):	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: December 31, 2023

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Hempacco Co., Inc.
Full Name of Registrant

Former Name if Applicable

9925 Airway Road
Address of Principal Executive Office (Street and Number)

San Diego, CA 92154
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-Q, 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The registrant has experienced delays in completing its Annual Report on Form 10-K for the 12 months ended December 31, 2023, within the prescribed time period due to delays in assembling the financial information required to be reviewed by the registrant’s independent certifying accountant, and in completing the accounting of certain transactions affecting the registrant, and as a result, the independent certifying accountant has not completed its review of the registrant’s financial statements.

The registrant plans to file its Annual Report on Form 10-K for the 12 months ended December 31, 2023, on or before the fifteenth day following the prescribed due date.

PART IV-- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Sandro Piancone	619	779-0715
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes	☒	No	☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	☒	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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HEMPACCO CO., INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2024	By:	/s/ Sandro Piancone
Sandro Piancone, Chief Executive Officer

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Explanation of Response to Part IV(4):

As disclosed in the registrant’s Current Reports on Form 8-K filed on July 28, 2023, and January 4, 2024, the Company acquired Green Star Labs, Inc., a Delaware corporation, on or about July 24, 2023, and December 31, 2023. The acquisition affected the registrant’s results of operations for the 12 months ended December 31, 2023, as compared to the prior fiscal year, but the registrant has not yet finalized its financial statements for the 12 months ended December 31, 2023, the registrant’s independent certifying accountant has not yet completed its review of such financial statements, and the registrant therefore cannot provide an estimate of the change in results of operations.

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